Leading Brands, Inc.
Management’s Discussion & Analysis
For the three months ended May 31, 2007

June 21, 2007

The following information should be read in conjunction with the Company’s February 28, 2007 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in two main business functions, the distribution of the Company’s brands and other licensed brands and the operation of a bottling plant. The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through the Integrated Distribution System (IDS) of distributors, wholesalers, grocery chains and direct delivery to retail stores. The plant provides bottling services for the Company’s brands and also a large co-pack customer and certain national grocery chains. The Company’s goal is to increase sales by expanding distribution of the Company’s branded beverage products and other food and beverage products licensed to the Company through distribution contracts. The Company’s major focus is to accomplish this while incurring minimal increases in selling, general and administrative costs to create increased profit for the Company.

Overall Performance

The Company reported a loss of $185,081 in the three months ended May 31, 2007 compared to an income of $264,843 in the same quarter of the prior year. The Company experienced gross revenue decline of $2,676,499 largely due to the termination of the Hansen’s contract effective April 15, 2007, the discontinuance of co-pack production of alcoholic beverages, lower sales of another co-pack customer related to the plant consolidation and the discontinuance of distribution to a convenience store chain in Western Canada which was partially offset by increased sales of TrueBlue® beverages and the Company’s new Stoked™ energy drinks. The Company recorded other income of $1,226,506 related to the termination of the Hansen’s contract. Sales, general and administration expenses increased $567,345 over the prior year mostly due to plant relocation costs and increased marketing and sales expenses to promote the Company’s branded beverage products. Although the Company recorded a small loss before taxes in the amount of $52,833, the Company recorded an income tax expense in the amount of $132,248 related to operating income in the Canadian operating entity. Future income tax assets in other operating entities were offset by a valuation allowance. The Company continues to focus on increasing the distribution of branded beverage products and building its co-pack business while controlling overhead costs.

Results of Operations
Introduction
The Company is involved in two main business functions, the distribution of the Company’s brands and other licensed brands and the operation of a bottling plant. The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company, through the Integrated Distribution System (IDS) of distributors, wholesalers and grocery chains. The plants provide bottling services to a large co-pack customer and also produces some of the Company’s branded products.

The Company’s goal is to increase sales by increasing distribution of the Company’s branded beverage products and other food and beverage products licensed to the Company through distribution contracts, securing additional volume from its existing co-pack customer and securing new production contracts from customers requiring bottling services. The Company’s major focus is to accomplish this while incurring minimal increases in selling, general and administrative costs to create increased profit for the Company.

Quarter ended May 31, 2007

Sales

	Quarter ended	Quarter ended
Revenue	May 31, 2007	May 31 2006	Change
Bottling Plants	$ 2,621,907	$ 4,465,144	($1,843,237)
Distribution and
Other	$ 7,935,902	$ 8,769,164	($ 833,262)
Total Gross Revenue	$10,557,809	$13,234,308	($2,676,499)
Discounts, rebates
and slotting fees
	($ 1,020,098)	($ 1,127,410)	$ 107,312
Net Revenue	$ 9,537,711	$12,106,898	($2,569,187)

Gross sales for the quarter ended May 31, 2007 were $10,557,809 compared to $13,234,308 for the same quarter of the previous year. The decrease in plant revenue of $1,843,237 is the result of a decrease in revenue of $1,699,970 from the Company’s co-pack customers that supply raw materials mostly related to the discontinuance of production of alcoholic beverage products and reduced production volume of another co-pack customer related to the plant consolidation and a decrease in the production of private label brands where the Company supplies the raw materials in the amount of $143,267. The decrease in distribution and other revenue of $833,262 consists of a decrease in revenue from the Company’s licensed products in the amount of $1,733,233 mostly due to the decrease in Hansen’s® product sales related to the contract termination and ceasing distribution to a certain convenience store chain, a decrease in sales of food products of $496,300 mostly due to ceasing distribution to a certain convenience store chain offset by an increase in revenue of the Company’s owned brand beverage products of $1,396,271 mostly due to the increase in TrueBlue® product sales and sales of the Company’s new Stoked™ energy drinks. Sales discounts, rebates and slotting fees for the quarter ended May 31, 2007 were $1,020,098 compared to $1,127,410 in the same quarter of the previous year. The decrease of $107,312 represents an increase in sales discounts, rebates and slotting fees related to the sales of the Company’s owned brand beverage products in the amount of $144,329 mostly related to the TrueBlue® products, an increase in sales discounts and rebates related to the bottling plant in the amount of $35,482, offset by a decrease of $215,329 for the Company’s licensed products, mostly related to Hansen’s® products, and a decrease in discounts related to food products in the amount of $71,794 mostly due to ceasing distribution to a certain convenience store chain.

Cost of Sales and Margin

	Quarter ended	Quarter ended
Cost of Sales	May 31, 2007	May 31, 2006	Change
Bottling Plants	$ 1,510,508	$2,468,103	($ 957,595)
Distribution and
Other	$ 5,668,868	$6,064,382	($ 395,514)
Total	$ 7,179,376	$8,532,485	($1,353,109)

Cost of sales for the quarter ended May 31, 2007 was $7,179,376 compared to $8,532,485 for the same quarter of the previous year. The decrease in plant cost of sales of $957,595 is the result of a decrease of $835,521 from the Company’s co-pack customers that supply raw materials mostly related to the discontinuance of production of alcoholic beverage products and reduced production volume of another co-pack customer related to the plant consolidation and a decrease related to the production of private label brands where the Company supplies the raw materials in the amount of $122,074. The decrease in distribution and other cost of sales of $395,514 consists of a decrease from the Company’s licensed products in the amount of $1,034,018 mostly due to the decrease in Hansen’s® products related to the contract termination and ceasing distribution to a certain convenience store chain, a decrease in cost of sales of food products of $352,816 mostly due to ceasing distribution to a certain convenience store chain offset by an increase in cost of sales of the Company’s owned brand beverage products of $991,320 mostly due to increases from TrueBlue® products and the Company’s new Stoked™ energy drinks.

	Quarter ended	Quarter ended
Margin	May 31, 2007	May 31, 2006	Change
Bottling Plants	$ 970,955	$1,892,079	($ 921,124)
Distribution and
Other	$1,387,380	$1,682,334	($ 294,954)
Total	$2,358,335	$3,574,413	($1,216,078)
Margin percentage	24.7%	29.5%	(4.8%)

Margin for the quarter ended May 31, 2007 was $2,358,335 compared to $3,574,413 for the same quarter of the previous year. The decrease in plant margin of $921,124 is the result of a decrease of $899,931 from the Company’s co-pack customers that supply raw materials mostly related to the discontinuance of production of alcoholic beverage products and reduced production volume of another co-pack customer related to the plant consolidation and a decrease related to the production of private label brands where the Company supplies the raw materials in the amount of $21,193. The decrease in distribution and other margin of $294,954 consists of a decrease from the Company’s licensed products in the amount of $483,886 mostly due to the decrease in Hansen’s® products related to the contract termination and ceasing distribution to a certain convenience store chain, a decrease in margin of food products of $71,689 mostly due to ceasing distribution to a certain convenience store chain offset by an increase in margin of the Company’s owned brand beverage products of $260,621 mostly due to increases from TrueBlue® products and the Company’s new Stoked™ energy drinks.

Selling, General and Administration Expenses

For the quarter ended May 31, 2007, these expenses increased $567,345 from $2,776,319 to $3,343,664, or 20.4% . The Company incurred plant relocation costs in the amount of $298,181 while other plant costs decreased $108,575. Selling and marketing expenses increased $203,074 to promote the Company’s brands, foreign exchange losses increased $88,314, stock based compensation expense decreased $43,535, warehousing costs increased $68,103, administration wages and outside contract services increased $44,770, legal and audit fees increased $13,338 and other administration expenses increased $3,675.

Other Expenses and Income

For the quarter ended May 31, depreciation decreased $49,831 from $204,501 to $154,670 related to the impairment of property, plant and equipment taken in the previous year. Amortization of deferred costs decreased by $18,514 from $21,315 in the quarter ended May 31, 2006 compared to $2,801 in the current quarter due to the end of amortization of certain line improvement and product development costs. Interest increased by $9,514 from $125,768 to $135,282 due to higher interest rates and slightly higher average borrowing levels. The Company recorded other income of $1,226,506 related to the termination of the Hansen’s® contract in the current quarter. Also in the current quarter, the company recorded a non-cash income tax expense in the amount of $132,248 corresponding to operating income in the Canadian operating entity, compared to $181,667 in the same quarter of the prior year. Future income tax assets in other operating entities were offset by a valuation allowance.

Summary of Quarterly Results

	May 31		February 28		November 30		August 31
	2007	2006	2007	2006	2006	2005	2006	2005
Net sales /
operating	$9,537,711	$12,106,898	$8,725,111	$8,079,388	$10,402,524	$8,846,295	$14,523,792	$10,902,909
revenue
Net Income
(loss)	($185,081)	$ 264,843	($3,555,670)	($866,883)	($583,770)	($550,880)	$319,913	($158,101)
Net Income
(loss) per
share	($0.01)	$0.02	($0.23)	($0.05)	($0.04)	($0.04)	$0.02	($0.01)

Net Income
(loss) per
share,	($0.01)	$0.02	($0.23)	($0.05)	($0.04)	($0.04)	$0.02	($0.01)
diluted

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The stock based compensation rules create a non-cash expense to sales, general and administration expenses. Income/loss by quarter would be as follows without this expense:

	May 31		February 28		November 30		August 31
Net Income (loss)	2007 ($185,081)	2006 $264,843	2007 ($3,555,670)	2006 ($866,883)	2006 ($583,770)	2005 ($550,880)	2006 $319,913	2005 ($158,101)
Stock based compensation	$ 81,593	$125,128	$ 87,621	$ 83,370	$158,065	$ 55,165	$198,813	$ 97,380
Income (loss) excluding stock based compensation expense	($103,488)	$389,971	($3,468,049)	($783,513)	($425,705)	($495,715)	$518,726	($ 60,721)

Liquidity and Capital Resources

As at May 31, 2007 the company had negative working capital of $271,513 compared to negative working capital of $596,633 at February 28, 2007. This improvement in working capital mostly resulted from proceeds from the sale of assets and proceeds from the issuance of common shares on the exercise of options. Bank indebtedness at May 31, 2007 was $4,091,180 compared to $3,356,721 for the prior year-end. There were no cash or cash equivalents as at May 31, 2007 or at the prior year-end. The Company was not in compliance with the current ratio or the tangible net worth covenants as at May 31, 2007. The Company is required to pay a $5,000 Canadian monthly fee for each month that the current ratio is not in compliance. The bank has granted forbearance on the tangible net worth covenant.

The Company has an operating line of $5,142,109, subject to the availability of eligible collateral, resulting in unused borrowing capacity of $1,050,929 at May 31, 2007. The Company has secured a commitment for a $4 million Canadian lease for its capital projects for the fiscal year ending February 28, 2008. The Company is considering accessing the capital markets to raise monies to support the growth of its new brands. The Company believes that it consequently will have sufficient working capital to continue operations for the next twelve months and thereafter.

Net cash utilized in operating activities for the three months ended May 31, 2007 was $579,775 compared to $1,414,637 in the same quarter of the prior year. Changes in non-cash working capital utilized $767,263 compared to $2,212,091 in the same quarter of the prior year. Inventory generated $549,467 and accounts receivable generated $406,859 due to reduced sales volumes, prepaid expenses generated $193,295 mostly due to lower prepaid slotting fees and insurance premiums offset by a decrease in accounts payable that utilized $1,916,884. In the same quarter of the prior year, an increase in accounts receivables utilized $1,640,593 due to higher sales volumes, an increase in inventory utilized $71,399, an increase in prepaid expenses utilized $30,958 due to higher prepaid insurance and other deposits net of lower prepaid slotting fees, and a decrease in accounts payable utilized $469,141.

In the quarter ended May 31, 2007, net cash utilized in investing activities was $305,935 compared to $110,434 in the same quarter of the prior year. In the current quarter, $464,822 was expended on equipment for the bottling operations and $5,676 was expended on office equipment and building improvements. In the quarter ended May 31, 2006, $74,878 was expended on equipment for the bottling operations, $23,979 was expended on vehicles and $11,577 was expended on office equipment and software. The sale of assets generated $164,563 in the current quarter from the sale of bottling plant equipment.

In the quarter ended May 31, 2007, financing activities generated $885,710 compared to $1,525,071 in the same quarter of the prior year. In the current quarter, the Company utilized $159,254 to repay long-term debt compared to $138,268 in the quarter ended May 31, 2006. In the current quarter the Company generated $587,729 from increased bank indebtedness compared to $1,538,236 in the same quarter of the prior year. In the quarter ended May 31, 2007, the Company generated $163,549 from the issuance of common shares relating to the exercise of options compared to $125,103 in the same quarter of the prior year. In the quarter ended May 31, 2007 the Company generated $293,686 from proceeds of additional long-term debt used for the purchase of bottling equipment.

Trend Information

Sales in the current fiscal year are trending lower than the comparable period in the prior year largely due to the termination of the Hansen’s contract effective April 15, 2007, the discontinuance of co-pack production of alcoholic beverages, lower sales of another co-pack customer related to the plant consolidation and the discontinuance of distribution to a convenience store chain in Western Canada which was partially offset by increased sales of TrueBlue® beverages and the Company’s new Stoked™ energy drinks. The strength of the Canadian dollar compared to the US dollar has a positive effect on the Company’s cost of goods sold in the Canadian market. This is partially offset by the increased costs of goods sold into the US market.

Related Party Transactions

The Company has engaged a marketing consultant in a contract capacity from a company related to the CEO. The amounts paid in the quarter ended May 31, 2007 total $5,297.

Disclosure of Outstanding Share Data

At June 21, 2007 the Company had 16,556,845 issued and outstanding common shares.

There were also 1,552,077 issued and outstanding stock options, of which 1,003,312 were vested.

Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2007;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.